[COMPANY LETTERHEAD]

April 11, 2008

BY FACSIMILE AND EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Indira Lall

Re:	SES Solar Inc.
Registration Statement on Form S-1 (Registration No. 333-140864)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, SES Solar Inc. (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement to 5:00 p.m. on April 11, 2008, or as soon as possible thereafter.

The Company hereby acknowledges the following:

(a) Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c) The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jean-Christophe Hadorn
Jean-Christophe Hadorn
Chairman and Chief Executive Officer
SES Solar Inc.